DISTANCE VOTE FORM

ORDINARY GENERAL SHAREHOLDERS’ MEETING - BRF S.A. of April 12, 2023

Shareholder Name
Corporate (CNPJ) or Individual (CPF) tax number of shareholders
E-mail

Guidelines for completion

Should you, as a shareholder, choose to exercise your right to vote at a distance, pursuant to articles 26 and following of CVM Resolution No. 81/2022, you must complete this Distance Voting Form (“Form”), which will only be considered valid and the votes cast here counted in the quorum of the Ordinary General Shareholders’ Meeting of BRF S.A., to be held on April 12, 2023, if the following instructions are observed: (i) all fields must be duly completed; (ii) all pages must be initialed; and (iii) the last page must be signed by the shareholder or his / her legal representative (s), as the case may be and under the terms of effective legislation.

It will not be required the notarization of the signatures affixed in the Form, nor consularization.

On April 05, 2023 (inclusive), the deadline for receiving of the completed Form expires, as instructed below.

It is important to note that in order for the Form to have an effect, the date April 05, 2023, will be the last day for its RECEIPT in one of the 3 forms that are listed below, and not the last day for it to be mailed. If the Distance Voting Form is received after April 05, 2023, the votes will not be counted.

DISTANCE VOTE FORM

ORDINARY GENERAL SHAREHOLDERS’ MEETING - BRF S.A. of April 12, 2023

Delivery guidelines for the Distance Voting Form, indicating the option to send directly to the company or send filling instructions to the bookkeeper or custodian

The shareholder who chooses to exercise his/her/its voting right by means of this Form, must complete it observing the guidelines above and send it: (i) to the Company or (ii) to the Custodian or (iii) to the Bookkeeper, according to the following instructions:

(i)              To the Company: To the Company: besides the Form, the shareholder shall submit, to email: acoes@brf.com, a digitalized copy of the following documents: Individual – ID with a picture of the shareholder or his/her legal representative: (Brazilian national’s ID, Foreign Resident’s ID, Brazilian driver’s license, passport, or class association ID). Legal Entity and Investment Funds - a) Articles of Association or consolidated and current Bylaws (in the case of a Legal Entity) or the consolidated and current fund regulations and Bylaws or Articles of Association of its manager, as the case may be (in the case of Investment Funds); b) ID with a picture of its legal representative: Brazilian national’s ID, foreign resident’s ID, Brazilian driver’s license, passport or class association ID; and c) a document evidencing powers of representation.

(ii)            To the Custodian: this option is intended exclusively for shareholders holding shares in custody at B3 SA - Brasil, Bolsa, Balcão (“B3”). In this case, the distance vote will be exercised by the shareholders in accordance with the procedures adopted by their Custodians. To this end, the must contact his Custodians and check the procedures established for them to issue voting instructions via Form as well as the documents and information required by them to this end.

(iii)           To the Bookkeeping Agent: this option is intended exclusively for the shareholders holding shares deposited at Itaú Corretora de Valores S.A. (“Itaú”), bookkeeper of the shares issued by the Company. Itaú created the Digital Shareholder Meeting website, a secure solution where it is possible to vote from distance. To vote through the website you need to register and have a digital certificate. Information on registration and step by step to issue the digital certificate are described on the website: https://www.itau.com.br/investmentservices/assembleia-digital/

Postal and electronic addresses for sending the distance absentee ballot, if the shareholder wishes to deliver the document directly to the Company

Forms sent directly to the Company must be sent exclusively by electronic means, to the e-mail: : acoes@brf.com

Indication of the institution hired by the company to provide the securities bookkeeping service, with name, physical and electronic address, telephone and contact person

Itaú Corretora de Valores S.A.

E-mail: escrituracaoacoes@itau-unibanco.com.br

Address: Avenida Brigadeiro Faria Lima, 3400, 10º Andar, São Paulo, SP, CEP 04538-132

Contact: Shareholder service

Telephone: (11) 3003-9285 (capitals and metropolitan regions) / 0800 720 9285 (other locations) - Office hours: working days, from 9 am to 6 pm.

Resolutions

Simple Resolution

1. To take the Management’s accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the fiscal year ended on December 31, 2022:

[ ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTE FORM

ORDINARY GENERAL SHAREHOLDERS’ MEETING - BRF S.A. of April 12, 2023

Simple Resolution

2. To set the annual global compensation for fiscal year 2023 for the Company's Management (Board of Directors and Statutory Management) in the amount of up to R$109.898.000,00 (one hundred and nine million eight hundred and ninety-eight thousand reais).This amount refers to the proposed limit for fixed compensation (salary or pro-labore, direct and indirect benefits) and benefits motivated by the termination of the position, as well as variable remuneration (profit sharing) and amounts in connection with the Stock Option Plan and the Company’s Restricted Stocks Plan:

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

3. To elect the following members of the Fiscal Council (the shareholder may vote for the approval of the election of up to 3 (three) candidates and its substitutes members):

Bernardo Szpigel (Sitting Member) / Valdecyr Maciel Gomes (Substitute Member)

[ ] Approve [ ] Reject [ ] Abstain

Marco Antônio Peixoto Simões Velozo (Sitting Member) / Luis Fernando Prudêncio Velasco (Substitute Member)

[ ] Approve [ ] Reject [ ] Abstain

Attilio Guaspari (Sitting Member) / Marcus Vinícius Dias Severini (Substitute Member)

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

5. To set the compensation for the fiscal year 2023 for the effective members of the Fiscal Council in an amount corresponding to 10% (ten percent) of the average value of the compensation attributed to the Company's Directors (not including benefits, representation allowances and profit sharing), pursuant to article 162, paragraph 3, of Law No. 6,404/1976, considering the maximum value of R$ R$877,000.00 (eight hundred and seventy-seven thousand reais):

[ ] Approve [ ] Reject [ ] Abstain

City:______________________________________________________________________
Date:_____________________________________________________________________
Signature:_________________________________________________________________

Shareholder Name:_______________________________________________________

Phone:____________________________________________________________________